Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

March 2, 2021

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2016-P6
Form 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020
Response Dated February 12, 2021
File No. 333-207132-09

Dear Ms. Hsu:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Forms 10-D and ABS-EE (the “Filings”). On behalf of the Registrant, we thank you for your letter, dated February 17, 2021, transmitting the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Filings and the Registrant’s February 12, 2021 response to your comment letter dated January 29, 2021.

On behalf of the Registrant, we advise that the Registrant expects to respond to the comments in your February 17, 2021 letter within a few weeks from the date hereof.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

March 2, 2021

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. Richard Simpson